UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

KEURIG GREEN MOUNTAIN, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

49271M100

(CUSIP Number)

Bernhard Goepelt
Senior Vice President, General Counsel and Chief Legal Counsel
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313
(404) 676-2121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Martha E. McGarry, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

February 27, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 49271M100
1.	NAME OF REPORTING PERSONS The Coca-Cola Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,684,139
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,684,139
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,684,139
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
14.	TYPE OF REPORTING PERSON CO

* Based on the aggregate of (i) 148,890,944 shares of Common Stock that the Issuer reported were issued and outstanding as of January 29, 2014 in its Quarterly Report on Form 10-Q filed on February 5, 2014, and (ii) 16,684,139 shares of Common Stock that Atlantic Industries acquired pursuant to the Purchase Agreement described herein.

CUSIP No. 49271M100
1.	NAME OF REPORTING PERSONS Atlantic Industries
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,684,139
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,684,139
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,684,139
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
14.	TYPE OF REPORTING PERSON CO

* Based on the aggregate of (i) 148,890,944 shares of Common Stock that the Issuer reported were issued and outstanding as of January 29, 2014 in its Quarterly Report on Form 10-Q filed on February 5, 2014, and (ii) 16,684,139 shares of Common Stock that Atlantic Industries acquired pursuant to the Purchase Agreement described herein.

Item 1.	Securities and Issuer

This Schedule 13D (the "Statement") relates to the common stock, par value $0.10 per share (the "Common Stock"), of Keurig Green Mountain, Inc. (formerly known as Green Mountain Coffee Roasters, Inc.), a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 33 Coffee Lane, Waterbury, Vermont 05676.

Item 2.	Identity and Background

This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the beneficial ownership that Atlantic Industries, a corporation organized and existing under the laws of the Cayman Islands ("Atlantic") and indirect wholly owned subsidiary of The Coca-Cola Company ("TCCC", and together with Atlantic, the "Reporting Persons"), acquired at the closing of the issuance of the Shares (defined below) pursuant to the Purchase Agreement referred to below. The Reporting Persons have entered into a joint filing agreement relating to the joint filing of this Statement in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 3 hereto. Atlantic is a Cayman Islands corporation, having its principal executive office at 135 South Church Street, George Town, Grand Cayman, Cayman Islands, BWI, telephone (404) 598-7791. TCCC is a Delaware corporation, having its principal executive office at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676-2121.

TCCC is the world's largest beverage company. TCCC owns or licenses and markets more than 500 nonalcoholic beverage brands, primarily sparkling beverages but also a variety of still beverages such as waters, enhanced waters, juices and juice drinks, ready-to-drink teas and coffees, and energy and sports drinks. TCCC owns and markets four of the world's top five nonalcoholic sparkling beverage brands: Coca-Cola, Diet Coke, Fanta and Sprite. Finished beverage products bearing TCCC's trademarks, sold in the United States since 1886, are now sold in more than 200 countries.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Schedule A attached hereto, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.	Source and amount of Funds and Other Consideration

Atlantic funded the purchase of the Common Stock pursuant to the Purchase Agreement with cash on hand of the Reporting Persons.

Item 4.	Purpose of the Transaction

On February 5, 2014, Atlantic and the Issuer entered into a Common Stock Purchase Agreement (the "Purchase Agreement"), under which the Issuer agreed to issue and sell to Atlantic, and Atlantic agreed to purchase from the Issuer, 16,684,139 newly-issued shares of Common Stock (the “Shares”) at a cash purchase price of $74.98 per share. Under a letter agreement, dated February 5, 2014 (the "Guaranty Letter"), by and between the Issuer and TCCC, TCCC guaranteed Atlantic's payment and performance obligations under the Purchase Agreement, and agreed to be bound by the public disclosure, standstill, confidentiality, consents and filings and transfer provisions of the Purchase Agreement to the same extent as Atlantic.

The Purchase Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference. The following description of various terms of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement. The Guaranty Letter is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

The purpose of Atlantic's acquisition of Common Stock is for Atlantic to hold an equity interest in the Issuer in connection with what the Reporting Persons anticipate will be a long-term collaborative and strategic relationship between TCCC and the Issuer. On February 5, 2014, concurrent with the execution of the Purchase Agreement, TCCC and the Issuer entered into a Strategic Collaboration Agreement (the "Collaboration Agreement") relating to the development and introduction of TCCC's global brand portfolio for use in the Issuer's forthcoming Keurig Cold™ at-home beverage system. Under the Collaboration Agreement, the Issuer and TCCC will cooperate to bring the Keurig Cold™ beverage system to consumers around the world.

Under the Purchase Agreement, the Reporting Persons agreed, for the period from February 5, 2014 through the three-year anniversary of the closing of the acquisition of shares on February 27, 2014 (the "Closing Date," and such period the "Restricted Period"), not to sell, pledge or otherwise transfer any of the Shares or the Additional Shares (defined below). In addition, the Reporting Persons agreed, at any time after February 5, 2014, not to make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a short sale of, any shares of Common Stock, or otherwise establish or increase, directly or indirectly, a put equivalent position, as defined in Rule 16(a)-1(h) under the Exchange Act, with respect to the Issuer's equity securities. Notwithstanding the foregoing, the Reporting Persons may at any time tender Shares or Additional Shares in response to a tender or exchange offer.

Under the Purchase Agreement, the Reporting Persons further agreed that, for the duration of the Restricted Period, unless invited in writing with the approval of a majority of the Issuer's Board of Directors, the Reporting Persons will not (subject to the next sentence), and will not cause or permit any of their controlled affiliates to, directly or indirectly: (i) acquire any additional shares of Common Stock; (ii) make any statement, proposal or public announcement to the Issuer or the Issuer's stockholders regarding (A) any business combination, merger, tender offer or similar transaction involving the Issuer or its subsidiaries, (B) any restructuring, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or its subsidiaries or (C) any acquisition of any of the Issuer’s or its subsidiary’s equity securities or rights or options to acquire interests in the Issuer’s or its subsidiary’s equity securities; (iii) negotiate, advise or knowingly finance or assist any person in connection with any of the actions set forth above in clauses (i) and (ii) above; (iv) request or call a meeting of the Issuer's stockholders, nominate any individual for election as a director of the Issuer at any meeting of the Issuer’s stockholders, submit any stockholder proposal (pursuant to Rule 14a-8 promulgated under the Exchange Act or otherwise) to seek representation on the Issuer’s Board of Directors or any other proposal to be considered by the Issuer’s stockholders, or publicly recommend that any other stockholder vote in favor of, or otherwise publicly comment favorably about, or solicit votes or proxies for, any such nomination or proposal submitted by another stockholder, or otherwise publicly seek to control or influence the Board of Directors, management or policies of the Issuer; (v) deposit any shares of voting stock of the Issuer in a voting trust or similar arrangement or subject any shares of voting stock of the Issuer to any voting agreement, pooling arrangement or similar arrangement; (vi) take any action which would reasonably be expected to require the Issuer or any of the Issuer's affiliates to make a public announcement regarding any of the actions set forth above in clauses (i) - (v) above; or (vii) make any request that the Issuer, directly or indirectly, waive, amend or terminate any of clauses (i) - (vi) above or this clause (vii), unless and until the Reporting Persons have received the prior written invitation or approval from the Issuer (clauses (i) - (vii) collectively, the “Standstill Restrictions”). Notwithstanding the foregoing, the Reporting Persons will be entitled to purchase, from time to time, in one or more transactions, in the open market or in privately negotiated transactions or from the Issuer, additional shares of Common Stock (the “Additional Shares”), as long as, when taken together with all other shares of Common Stock then beneficially owned by the Reporting Persons, such purchase will not result in the Reporting Persons beneficially owning more than 16.0% of the aggregate number of shares of Common Stock then outstanding. In addition, if the Issuer determines to explore a possible process for a sale transaction that would, if consummated, constitute a Change of Control (as defined in the Purchase Agreement), or otherwise would, if consummated, result in a direct or indirect sale, spin-off or other divestiture of a material portion of the Issuer's assets, the Issuer has agreed to notify the Reporting Persons of such process and allow the Reporting Persons to participate therein.

Additionally, if (i) the Issuer enters into a binding definitive agreement with any third party providing for a Change of Control, (ii) any person or group acquires beneficial ownership of 35.0% or more of the outstanding shares of Common Stock of the Issuer, (iii) any Bona Fide Acquiror (as defined in the Purchase Agreement) makes a public offer for the Issuer which, if fully subscribed, would result in such person or group acquiring beneficial ownership of 35.0% or more of the outstanding shares of Common Stock of the Issuer, or publicly announces a proposal to effect or an intention to engage in a transaction involving a Change of Control of the Issuer (a "Public Proposal") and, following such Public Proposal, either (A) such Public Proposal has not been publicly withdrawn, and any other Bona Fide Acquiror makes another Public Proposal within 90 days after such initial Public Proposal or (B) the Issuer or its Representatives (as defined in the Purchase Agreement) provides material non-public information to any such Bona Fide Acquiror or its Representatives or engages in substantive negotiations with such Bona Fide Acquiror or its Representatives, (iv) any Bona Fide Acquiror publicly announces a tender offer for 35.0% or more of the outstanding shares of Common Stock of the Issuer and files a tender offer statement under Section 14(d)(1) or 13(e)(1) of the Exchange Act or (v) any person or group makes a non-public offer or proposal to the Issuer or its Representatives for a transaction involving a Change of Control and the Issuer or its Representatives provides material non-public information to such person or group or its Representatives or engages in substantive negotiations with such person or group or its Representatives, then the Standstill Restrictions will terminate solely to the extent necessary to facilitate a public or private offer by the Reporting Persons or their affiliates to acquire directly or indirectly at least a majority of the outstanding shares of Common Stock or all or substantially all of the Issuer's assets.  Furthermore, nothing in the Purchase Agreement shall prohibit the Reporting Persons or their affiliates from submitting to the Chairman of the Board of Directors or Chief Executive Officer of the Issuer one or more confidential proposals or offers for a potential transaction (including a Change of Control transaction) with the Issuer or from taking any action contemplated by the Collaboration Agreement. Except as otherwise permitted by the first sentence to this paragraph (in which case the limitation in this sentence shall not apply), prior to submitting a written confidential proposal or offer during the Restricted Period relating to any Change of Control transaction, the Reporting Persons or their affiliates will advise the Issuer of their intention and will refrain from submitting such proposal or offer if affirmatively so requested by the Issuer based on action by its Board of Directors.

Under the Purchase Agreement, the Issuer granted the Reporting Persons certain preemptive rights to purchase a pro rata portion of newly issued shares of Common Stock, for the same price and on the same terms as any transaction between the Issuer and a third party, involving the direct or indirect sale or issuance of securities of the Issuer, with certain types of issuances excluded from the scope of the Reporting Persons' preemptive rights. This preemptive right will cease to be effective at any time the Reporting Persons no longer beneficially own 100% of the Shares.

Under the Purchase Agreement, the Issuer further agreed that, at any time following the three-year anniversary of the Closing Date, the Reporting Persons will have certain "demand" and "piggyback"

registration rights in connection with the potential resale of shares of Common Stock held by the Reporting Persons.

Pursuant to discussions between the parties in connection with the execution of the Purchase Agreement, the Reporting Persons and the Issuer reached an understanding that, after the Closing Date, the Reporting Persons intend to put forward to the Issuer the name of an individual for addition to the Issuer's Board of Directors who the Reporting Persons believe could add value based on such individual’s experience in the cold beverage industry, which, subject to review and approval of such individual by the Governance and Nominating Committee of the Issuer's Board of Directors, such individual would be appointed to the Issuer's Board of Directors. The Purchase Agreement also provides that, if at any time after July 1, 2014 there is no member of the Issuer's Board of Directors (other than the Issuer's Chief Executive Officer) that has relevant experience in the cold beverage industry, as determined by Atlantic (and provided that 100% of the Shares are then beneficially owned by the Reporting Persons or their affiliates), Atlantic will have the right to designate a non-voting observer to the Issuer's board of directors.

As a stockholder of the Issuer, the Reporting Persons expect they will continuously monitor their investment in the Issuer. The Reporting Persons will, from time to time, review their investment in the shares of Common Stock and, to the extent permitted by the Purchase Agreement, may determine to acquire additional shares of Common Stock or to sell shares of Common Stock. In addition, subject to the provisions of the Purchase Agreement, the Reporting Persons from time to time may consider, evaluate and propose other possible transactions involving the Issuer or its subsidiaries.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)−(b)  The Reporting Persons beneficially own the 16,684,139 shares of Common Stock that the Issuer issued and sold to Atlantic pursuant to the Purchase Agreement. The Issuer reported in its Quarterly Report on Form 10-Q filed on February 5, 2014 that there were 148,890,944 shares of Common Stock issued and outstanding as of January 29, 2014. Based on the number of shares of Common Stock reported in the Form 10-Q and the number of shares of Common Stock issued to the Reporting Persons, the Reporting Persons beneficially own approximately 10.1% of the shares of Common Stock issued and outstanding. To the best of the Reporting Persons' knowledge, none of the persons named in Schedule A beneficially owns any Common Stock.

(c)  Except as specifically set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As more fully described in Item 4 above, Atlantic and the Issuer are parties to the Purchase Agreement, and TCCC, Atlantic and the Issuer are parties to the Guaranty Letter. Except as described herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A has any contracts, arrangements, understandings or relationships (legal or otherwise)

with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 1	Common Stock Purchase Agreement, dated as of February 5, 2014, between the Issuer and Atlantic.
Exhibit 2	Guaranty Letter, dated as of February 5, 2014, among the Reporting Persons and the Issuer.
Exhibit 3	Joint Filing Agreement, dated March 10, 2014, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

Dated:	March 10, 2014	By:	/s/ Gary P. Fayard
			Name:	Gary P. Fayard
			Title:	Executive Vice President and Chief Financial Officer

ATLANTIC INDUSTRIES

Dated:	March 10, 2014	By:	/s/ Gary P. Fayard
			Name:	Gary P. Fayard
			Title:	President and Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY AND ATLANTIC INDUSTRIES

Set forth below is the name, business address and present occupation or employment of each director and executive officer of The Coca-Cola Company ("TCCC") and Atlantic Industries ("Atlantic"). Except as indicated below, each such person is a citizen of the United States. None of the directors or executive officers named below beneficially owns any Common Stock of Keurig Green Mountain, Inc. (formerly known as Green Mountain Coffee Roasters, Inc.). Directors of TCCC or Atlantic who are also executive officers of TCCC or Atlantic are indicated by an asterisk. Except as indicated below, the business address of each executive officer of TCCC or Atlantic is One Coca-Cola Plaza, Atlanta, Georgia 30313.

DIRECTORS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent*	Chairman of the Board of Directors, President and Chief Executive Officer of The Coca-Cola Company
Herbert A. Allen	President, Chief Executive Officer and a Director of Allen & Company Incorporated, a privately held investment firm	Allen & Company Incorporated 711 Fifth Avenue New York, NY 10022
Ronald W. Allen	Chairman of the Board of Directors, President and Chief Executive Officer of Aaron's, Inc.	Aaron's, Inc. 309 East Paces Ferry Road Suite 1100 Atlanta, GA 30305
Ana Botín	Chief Executive Officer of Santander UK plc, a leading financial services provider in the United Kingdom and subsidiary of Banco Santander S.A. Ms. Botín is a citizen of Spain.	Santander UK plc 2 Triton Square Regent’s Place London NW1 3AN United Kingdom
Howard G. Buffett
President of Buffett Farms and President of the Howard G. Buffett Foundation, a private foundation supporting humanitarian initiatives focused on food and water security, conservation and conflict management
Howard G. Buffett Foundation 145 North Merchant Street Decatur, IL 62523
Richard M. Daley	Executive Chairman of Tur Partners LLC, an investment and advisory firm focused on sustainable solutions within the urban environment	Tur Partners LLC 900 N. Michigan Avenue Suite 1720 Chicago, IL 60611
Barry Diller	Chairman of the Board of Directors and Senior Executive of IAC/InterActiveCorp, a leading media and internet company	IAC/InterActiveCorp 555 West 18th Street New York, New York 10011
Helene D. Gayle	Chairman and Chief Executive Officer of ACE Limited, the parent	CARE USA

	company of the ACE Group of Companies, a global insurance and reinsurance company	151 Ellis Street, NE Atlanta, GA 30303
Evan G. Greenberg	Chairman and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, a global insurance and reinsurance company	ACE Group 1133 Avenue of the Americas 45th Floor New York, NY 10036
Alexis M. Herman	Chair and Chief Executive Officer of New Ventures, LLC, a corporate consulting company	New Ventures, Inc. 633 Pennsylvania Avenue NW 3rd Floor Washington, D.C. 20004
Robert A. Kotick	President, Chief Executive Officer and a Director of Activision Blizzard, Inc. an interactive entertainment software company	Activision Blizzard, Inc. 3100 Ocean Park Boulevard Santa Monica, CA 90405
Maria Elena Lagomasino	Chief Executive Officer and Managing Partner of WE Family Offices, a multi-family office serving global ultra high net worth families	WE Family Offices 701 Brickell Avenue Suite 200 Miami, FL 33131
Donald F. McHenry	Distinguished Professor in the Practice of Diplomacy and International Affairs at the School of Foreign Service at Georgetown University	Walsh School of Foreign Service Georgetown University ICC 301 Washington, D.C. 20057
Sam Nunn	Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative, a nonprofit organization working to reduce the global threats from nuclear, biological and chemical warfare	The Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318
James D. Robinson III	Co-Founder and General Partner of RRE Ventures, an early stage technology-focused venture capital firm; President of JD Robinson, Inc, a strategic advisory firm	RRE Investors, LLC 22nd Floor 126 East 56th Street New York, NY 10022
Peter V. Ueberroth	Investor and Chairman of the Contrarian Group, Inc., a business management company	The Contrarian Group, Inc. Suite 111 1071 Camelback Street Newport Beach, CA 92660
Jacob Wallenberg	Chairman of the Board of Directors of Investor AB, a Swedish industrial holding company Mr. Wallenberg is a citizen of Sweden.	Investor AB Arsenalsgatan 8C SE-103 32

Stockholm SWEDEN

EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent	Chairman of the Board of Directors, President and Chief Executive Officer of The Coca-Cola Company
Ahmet C. Bozer	Executive Vice President of The Coca-Cola Company and President of Coca-Cola International
Alexander B. Cummings, Jr.	Executive Vice President and Chief Administrative Officer of The Coca-Cola Company
J. Alexander M. Douglas, Jr.	Senior Vice President and Global Chief Customer Officer of The Coca-Cola Company and President of Coca-Cola North America
Ceree Eberly	Senior Vice President and Chief People Officer of The Coca-Cola Company
Gary P. Fayard	Executive Vice President and Chief Financial Officer of The Coca-Cola Company
Irial Finan	Executive Vice President of The Coca-Cola Company and President, Bottling Investments and Supply Chain Mr. Finan is a citizen of Ireland.
Bernhard Goepelt	Senior Vice President, General Counsel and Chief Legal Counsel of The Coca-Cola Company Mr. Goepelt is a citizen of Germany.
Nathan Kalumbu	President of the Eurasia and Africa Group of The Coca-Cola Company Mr. Kalumbu is a citizen of Zimbabwe.
James Quincey	President of the Europe Group of The Coca-Cola Company Mr. Quincey is a citizen of the United Kingdom.
Jose Octavio Reyes	Vice Chairman, The Coca-Cola Export Corporation Mr. Reyes is a citizen of Mexico.
Brian Smith	President of the Latin America Group of The Coca-Cola Company
Atul Singh	Group President, Asia, Part of the Asia Pacific Group of The Coca-Cola Company
Joseph V. Tripodi	Executive Vice President and Chief Marketing and Commercial Officer of The Coca-Cola Company
Clyde C. Tuggle	Senior Vice President and Chief Public Affairs and Communications Officer of The Coca-Cola Company
Guy Wollaert	Senior Vice President and Chief Technical Officer of The Coca-Cola Company Mr. Wollaert is a citizen of Belgium.

DIRECTORS OF ATLANTIC INDUSTRIES

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
William D. Hawkins, III*	Vice President and General Tax Counsel of Atlantic Industries
Christopher P. Nolan*	Treasurer of The Coca-Cola Company and Vice President and Treasurer of Atlantic Industries
Marie D. Quintero-Johnson*	Vice President of The Coca-Cola Company and Vice President of Atlantic Industries
Kathy N. Waller*	Vice President and Controller of The Coca-Cola Company and Vice President and Controller of Atlantic Industries

EXECUTIVE OFFICERS OF ATLANTIC INDUSTRIES

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Gary P. Fayard	Executive Vice President and Chief Financial Officer of The Coca-Cola Company and President and Chief Financial Officer of Atlantic Industries
Bernhard Goepelt	Senior Vice President, General Counsel and Chief Legal Counsel of The Coca-Cola Company and Vice President and General Counsel of Atlantic Industries
William D. Hawkins, III	Vice President and General Tax Counsel of Atlantic Industries
Christopher P. Nolan	Vice President and Treasurer of The Coca-Cola Company and Vice President and Treasurer of Atlantic Industries
Kathy N. Waller	Vice President and Controller of The Coca-Cola Company and Vice President and Controller of Atlantic Industries